UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)


    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                      Olympic Cascade Financial Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    68158N106
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Bruce Galloway
                      c/o Galloway Capital Management, LLC
                           1325 Avenue of the Americas
                              New York, N.Y. 10019
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                October 15, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: [ ]

                                  SCHEDULE 13D


CUSIP No. 68158N106
-------------------

1)   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Bruce Galloway
 _____________________________________________________________________________
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [X]

                                                          (b)  [ ]
______________________________________________________________________________
3)   SEC USE ONLY
______________________________________________________________________________
4)   SOURCE OF FUNDS   OO
______________________________________________________________________________
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                           |_|
______________________________________________________________________________
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America
______________________________________________________________________________
                  7) SOLE VOTING POWER
NUMBER OF            295,800(1)
SHARES            ____________________________________________________________
BENEFICIALLY      8) SHARED VOTING POWER
OWNED BY             0
EACH              ____________________________________________________________
REPORTING         9) SOLE DISPOSITIVE POWER
PERSON               295,800(1)
WITH              ____________________________________________________________
                  10)SHARED DISPOSITIVE POWER
                     0
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 285,800(1)
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.06%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON                         IN

(1) This includes 254,100 shares of common stock held by Mr. Galloway through Bruce Galloway, IRA and 41,700 shares of common stock held by members if Mr. Galloway's immediate family in accounts over which Mr. Galloway has full investment discretion.

                  Item 1.  Security and Issuer.

                  The class of equity securities to which this statement relates is the common stock, par value $.02, (the "Common Stock") of Olympic Cascade Financial Corporation, a Delaware corporation, (the "Company"). The principal executive offices of the Company are located at 875 North Michigan Avenue, Suite 1560, Chicago, IL 60611.

                  Item 2.  Identity and Background.

                  (a) - (c) This statement is being filed by Mr. Bruce Galloway, an individual investor, (collectively, the "Reporting Person"). The principal place of business of Mr. Galloway is c/o Galloway Capital Management, LLC, 1325 Avenue of the Americas, 26th Floor New York, NY 10019.

                  (d) - (e) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

                  (f) Mr. Galloway is a United States citizen.

                  Item 3.  Source and Amount of Funds or Other Consideration.

         The Reporting Person acquired the shares of Common Stock reported above through open market transactions. The Reporting Person used personal funds to purchase the reported shares of Common Stock.

                  Item 4.  Purpose of Transaction.

         All of the shares of the Company owned by the Reporting Person were, at the time of their purchase, acquired for investment purposes in the ordinary course of business. The Reporting Person have no present plans or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

                  Item 5.  Interest in Securities of the Issuer.

         (a) The Reporting Person beneficially owns an aggregate of 295,800 shares of Common Stock, representing approximately 6.06% of the outstanding Common Stock, based upon 4,884,332 shares of Common Stock outstanding reported by the Company to be issued and outstanding as of August 12, 2004 in the Company's latest Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on August 13, 2004.

         (b) Mr. Galloway has the power to vote 295,800 shares of Common Stock and sole power to dispose of 295,800 shares of Common Stock.

         (c) Purchases in the last 60 days:

         On August 25, 2004, Mr. Galloway, through Bruce Galloway, IRA Rollover, purchased 1,000 shares of Common Stock through an open market purchase at a per share price of $.94.

         On September 1, 2004, Mr. Galloway, through Justin Galloway UGMA/NY, purchased 1,500 shares of Common Stock through an open market purchase at a per share price of $.79.

         On September 9, 2004, Mr. Galloway, through Bruce Galloway, IRA Rollover, purchased 900 shares of Common Stock through an open market purchase at a per share price of $.71.

         On September 10, 2004, Mr. Galloway, through Bruce Galloway, IRA Rollover, purchased 3,000 shares of Common Stock through an open market purchase at a per share price of $.75.

         On September 13, 2004, Mr. Galloway, through Bruce Galloway, IRA Rollover, purchased 10,000 shares of Common Stock through an open market purchase at a per share price of $.7795.

         On September 15, 2004, Mr. Galloway, through Bruce Galloway, IRA Rollover, purchased 10,000 shares of Common Stock through an open market purchase at a per share price of $.78.

         On September 16, 2004, Mr. Galloway, through Bruce Galloway, IRA Rollover, purchased 10,000 shares of Common Stock through an open market purchase at a per share price of $.76.

         On September 22 2004, Mr. Galloway, through Bruce Galloway, IRA Rollover, purchased 9,900 shares of Common Stock through an open market purchase at a per share price of $.76.

         On September 24, 2004, Mr. Galloway, through Bruce Galloway, IRA Rollover, purchased 7,000 shares of Common Stock through an open market purchase at a per share price of $.7894.

         On September 27, 2004, Mr. Galloway, through Nathan Galloway, IRA Rollover, purchased 4,000 shares of Common Stock through an open market purchase at a per share price of $.84.

         On October 1, 2004, Mr. Galloway, through Sara Galloway, IRA Rollover, purchased 7,000 shares of Common Stock through an open market purchase at a per share price of $.8069.

         On October 7, 2004, Mr. Galloway, through Bruce Galloway, IRA Rollover, purchased 10,000 shares of Common Stock through an open market purchase at a per share price of $.817.

         On October 8, 2004, Mr. Galloway, through Sara Galloway, IRA Rollover, purchased 3,200 shares of Common Stock through an open market purchase at a per share price of $.81.

         On October 13, 2004, Mr. Galloway, through Bruce Galloway, IRA Rollover, purchased 10,000 shares of Common Stock through an open market purchase at a per share price of $.95.

         On October 15, 2004, Mr. Galloway, through Bruce Galloway, IRA Rollover, purchased 3,000 shares of Common Stock through an open market purchase at a per share price of $1.0987.

         On October 19, 2004, Mr. Galloway, through Bruce Galloway, IRA Rollover, purchased 4,000 shares of Common Stock through an open market purchase at a per share price of $1.09.

         On October 19, 2004, Mr. Galloway, through Bruce Galloway, IRA Rollover, purchased 8,200 shares of Common Stock through an open market purchase at a per share price of $1.05.

         On October 20, 2004, Mr. Galloway, through Bruce Galloway, IRA Rollover, purchased 14,000 shares of Common Stock through an open market purchase at a per share price of $1.004.

         On October 21, 2004, Mr. Galloway, through Bruce Galloway, IRA Rollover, purchased 10,200 shares of Common Stock through an open market purchase at a per share price of $.6863.

         On October 22, 2004, Mr. Galloway, through Bruce Galloway, IRA Rollover, purchased 6,000 shares of Common Stock through an open market purchase at a per share price of $.75.

         (d) Not applicable.

         (e) Not applicable.

              Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

         The Reporting Person does not have any contracts, arrangements, understandings or relationships with any person with respect to the Common Stock of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


              Item 7. Material to be Filed as Exhibits.

         Not applicable.

                                   SIGNATURES

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 22, 2004

                                        /s/ Bruce Galloway
                                        -----------------------------
                                        Bruce Galloway